UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

DUNDEE CORPORATION
(Translation of registrant's name into English)

28th Floor, 1Adelaide Street East, Toronto, Ontario, Canada M5C 2V9
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Releases dated March 30, 2007
News Release dated May 14, 2007
News Release dated May 15, 2007
Management Proxy Circular dated May 14, 2007
Proxy for Class A Subordinate Voting Shares
Proxy for Class B Common Shares
2006 Annual Report
First Quarter Report - 2007

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION
(Registrant)

Date: May 22, 2007	By: /s/ Lili Mance
Lili Mance Assistant Corporate Secretary